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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

BayHill Capital Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
07278T 10 6
(CUSIP Number)
Brian G. Lloyd
Parr, Waddoups, Brown, Gee & Loveless
185 South State Street, Suite 1300
Salt Lake City, UT 84111
(801) 532-7840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. G.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    07278T 10 6

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BayHill Capital, LC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐ Not Applicable
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BayHill Capital, LC is a Utah limited liability company
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 740,597 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 740,597 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 740,597 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) G
13	Percent of Class Represented by Amount in Row (11) 42%
14	Type of Reporting Person (See Instructions) PN
(1) All share ownership information gives effect to a one-for-fifty reverse split of the common stock of the issuer, effective April 23, 2008.

CUSIP No.    07278T 10 6

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Bench
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ Not Applicable (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 150,667 (1)
	8	Shared Voting Power 796,493 (1)
	9	Sole Dispositive Power 150,667 (1)
	10	Shared Dispositive Power 796,493(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 947,160(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) G
13	Percent of Class Represented by Amount in Row (11) 49%
14	Type of Reporting Person (See Instructions) IN
(1) All share ownership information gives effect to a one-for-fifty reverse split of the common stock of the issuer, effective April 23, 2008.
CUSIP No.    07278T 10 6

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Todd Esplin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ Not Applicable (b)☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 66,000 (1)
	8	Shared Voting Power 743,993 (1)
	9	Sole Dispositive Power 66,000 (1)
	10	Shared Dispositive Power 743,993 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 809,993 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) G
13	Percent of Class Represented by Amount in Row (11) 42%
14	Type of Reporting Person (See Instructions) IN
(1) All share ownership information gives effect to a one-for-fifty reverse split of the common stock of the issuer, effective April 23, 2008.

CUSIP No.    07278T 10 6

Item 1.                      Security and Issuer

The name of the issuer is BayHill Capital Corporation (the “Corporation) and the class of securities subject to this amended Schedule 13D is the Corporation’s common stock (the “Corporation Shares”).  The Corporation’s address is 10757 S. Riverfront Pkwy., Suite 125, South Jordan, Utah 84095.

Item 2.                      Identity and Background

The names of the reporting persons (the “Reporting Persons”) filing this amended Schedule 13D are:  BayHill Capital, LC, a Utah limited liability company (“BayHill”), Robert Bench (“Bench”) and Todd Esplin (“Esplin”).  BayHill is in the business of providing management services and supplemental investment capital to private and small (microcap) public companies.  BayHill holds 42% of the voting rights of the Corporation Shares.  BayHill’s address is 1559 N. Technology Way, Orem, Utah 84097.  BayHill Group, LC (“BayHill Group”), is a Utah limited liability company and is the manager for BayHill.  Bench and Esplin are members of BayHill, as well as members of BayHill’s manager, BayHill Group.  Bench shares 49% of the voting rights of the Corporation Shares and Esplin shares 42% of the voting rights of the Corporation Shares. Bench is also a managing member of Vector Capital, LC (“Vector”).  The business address for both Bench and Esplin is 10757 S. Riverfront Pkwy, Suite 125, South Jordan, Utah 84095.

During the last five years, none of the Reporting Persons has been convicted in a criminal (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it or him once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

BayHill Group, LC, is the manager of BayHill.  BayHill Group owns 3,396, Corporation Shares.  BayHill Group is in the business of repositioning undervalued public companies for growth and financial success.  BayHill Group’s principal executive office is located at 1559 N. Technology Way Orem, Utah 84097.  Bench, who is the CEO of the Corporation, is a member and principal of BayHill Group.  Esplin, who is the Executive Vice President of the Corporation, is a member and principal of BayHill Group.

CUSIP No. 07278T 10 6

During the last five years, neither BayHill Group nor any of its managers or members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither BayHill Group nor any of its managers or members has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration

On May 27, 2008, the Corporation executed a promissory note in favor of BayHill in the principal amount of One Hundred and Twenty Thousand Dollars ($120,000) (the “BayHill Note”).  The BayHill Note was convertible, at the election of BayHill, into Corporation Shares.  The Corporation issued to BayHill warrants to acquire, 30,000 Corporation Shares at a purchase price of $2.00 per share.  The source of the funds to acquire the BayHill Note and associated warrants was BayHill’s personal funds.

On May 27, 2008, the Corporation executed a convertible promissory note in favor of Vector in the principal amount of Fifty Thousand Dollars ($50,000) (the “Vector Note”).  The Vector Note is convertible, at the election of Vector, into Corporation Shares.  The Corporation issued to Vector warrants to acquire 12,500 Corporation Shares at a purchase price of $2.00 per share.  The source of the funds to acquire the Vector Note and associated warrants was from Vector’s private investment funds.  The BayHill Note, the Vector Note and the associated warrants, were issued to BayHill and Vector, respectively, as part of a private offering of convertible notes and warrants undertaken by the Corporation.  Forms of the notes and warrants offered in the financing are attached to this amended Schedule 13D as Exhibits 1 and 2, respectively.

On May 27, 2008, as contemplated by the private offering of convertible notes and warrants described above, BayHill elected to convert the BayHill Note into Corporation Shares, and the Corporation issued to BayHill 96,000 Corporation Shares in exchange for the conversion of the $120,000 outstanding under BayHill Note.

Item 4.                      Purpose of Transaction

See Item 3 above.  BayHill reserves the right to purchase additional Corporation Shares or to dispose of Corporation Shares in the open market, in privately negotiated transactions or in any other lawful manner in the future.  BayHill presently has plans or proposals which relate to or would result in certain actions enumerated in subparagraphs (d) and (f) of the instructions for Item 4 of Schedule 13D.

CUSIP No.    07278T 10 6

Item 5.                      Interest in Securities of the Issuer

(a) and (b)    Please refer to the cover pages of this amended Schedule 13D for the number of Corporation Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  BayHill Group owns 3,396 Corporation Shares as of the date of this statement.

Of the reported aggregate amount for Bench, Bench is the indirect beneficial owner of 710,597 Corporation Shares, which are held by BayHill, 3,396 Corporation Shares, which are held by BayHill Group, and warrants to purchase 12,500 Corporation Shares, which are held by Vector.  The filing of this amended Schedule 13D shall not be construed as an admission that Bench is, for the purposes of Section 13(d) of the Act or for any other purpose, the beneficial owner of any securities covered by this statement.

Of the reported aggregate amount for Esplin, Esplin is an indirect beneficial owner of 710,597 Corporation Shares, which are held by BayHill and 3,396 Corporation Shares, which are held by BayHill Group.  The filing of this amended Schedule 13D shall not be construed as an admission that Esplin is, for the purposes of Section 13(d) of the Act or for any other purpose, the beneficial owner of any securities covered by this statement.

(c)    See Item 3 above.

(d)    No other person is known to the members of the Reporting Group to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Corporation Shares acquired by BayHill or Vector or the Corporation Shares owned by BayHill Group.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 27, 2008, the Corporation executed a promissory note in favor of BayHill in the principal amount of One Hundred and Twenty Thousand Dollars ($120,000) (the “BayHill Note”).  The BayHill Note was convertible, at the election of BayHill, into Corporation Shares.  The Corporation issued to BayHill warrants to acquire, 30,000 Corporation Shares at a purchase price of $2.00 per share.  The source of the funds to acquire the BayHill Note and associated warrants was BayHill’s personal funds.

CUSIP No.    07278T 10 6

On May 27, 2008, the Corporation executed a convertible promissory note in favor of Vector in the principal amount of Fifty Thousand Dollars ($50,000) (the “Vector Note”).  The Vector Note is convertible, at the election of Vector, into Corporation Shares.  The Corporation issued to Vector warrants to acquire 12,500 Corporation Shares at a purchase price of $2.00 per share.  The source of the funds to acquire the Vector Note and associated warrants was from Vector’s private investment funds.  The BayHill Note, the Vector Note and the associated warrants, were issued to BayHill and Vector, respectively, as part of a private offering of convertible notes and warrants undertaken by the Corporation.  Forms of the notes and warrants offered in the financing are attached to this amended Schedule 13D as Exhibits 2 and 3, respectively.

On May 27, 2008, as contemplated by the private offering of convertible notes and warrants described above, BayHill elected to convert the BayHill Note into Corporation Shares, and the Corporation issued to BayHill 96,000 Corporation Shares in exchange for the conversion of the $120,000 outstanding under BayHill Note.

Other than as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.                      Material to Be Filed as Exhibits

7(a).            Agreement relating to joint filing. (1)
7(b).            Form of Convertible Promissory Note. (2)
7(c).            Form of Warrant (3)

(1)           Filed herewith.
(2)           Filed herewith.
(3)           Filed herewith.

CUSIP NO.  07278T 10 6
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAYHILL CAPITAL, LC,
a Utah limited liability company

June 5, 2008	By: /s/ Robert Bench
Date	Its: Manager, BayHill Group, LC
June 5, 2008	By: /s/ Robert Bench
Date	Robert K. Bench
June 5, 2008	By: /s/ Todd Esplin
Date	Todd Esplin